NO ACT

PO
1-17-12

12025166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 19, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
Eising@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-19-12

Re: The McGraw-Hill Companies, Inc.

Dear Ms. Ising:

This is in regard to your letter dated January 17, 2012 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate and the Maryknoll Sisters of St. Dominic, Inc. for inclusion in McGraw-Hill's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that McGraw-Hill therefore withdraws its December 23, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Catherine Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, NY 10545-0311

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 59029-00063

January 17, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.*
Shareholder Proposal of the Missionary Oblates of Mary Immaculate and the Maryknoll Sisters of St. Dominic, Inc.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2011 we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, The McGraw-Hill Companies, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof submitted by the Missionary Oblates of Mary Immaculate and the Maryknoll Sisters of St. Dominic, Inc. (the "Proponents").

Enclosed are letters from the Proponents to the Company dated January 12, 2012 and January 13, 2012, stating that the Proponents voluntarily withdraw the Proposal. *See* Exhibit A. In reliance on these letters, we hereby withdraw the December 23, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

GIBSON DUNN

Please do not hesitate to call me at (202) 955-8287 or Scott L. Bennett, the Company's Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998 with any questions in this regard.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Scott L. Bennett, The McGraw-Hill Companies, Inc.
Rev. Seamus P. Finn, Missionary Oblates of Mary Immaculate
Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.

GIBSON DUNN

<u>EXHIBIT A</u>

January 12, 2012

Via Facsimile
Robert K. Benjamin
Associate General Counsel
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York. New York 10020
Tel: 212-512-3318
Fax: 212-512-3997

RE: Withdrawal of Shareholder Proposal

Dear Mr. Benjamin:

This letter is confirmation that I hereby withdraw on behalf of the Missionary Oblates of Mary Immaculate and on behalf of the Maryknoll Sisters of St. Dominic, Inc. the shareholder proposal entitled "Improving Transparency in Credit Rating Process" submitted to The McGraw-Hill Companies, Inc. (the "Company") for consideration at the Company's 2012 Annual Meeting of Shareholders. I understand that withdrawal of this proposal means that it will not be voted on by shareholders at the Company's 2012 Annual Meeting.

Sincerely,

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate

1/13/12
Date

cc: Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.

16061RKB

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

January 12, 2012

Via Facsimile
Robert K. Benjamin
Associate General Counsel
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, New York 10020
Tel: 212-512-3318
Fax: 212-512-3997

RE: Withdrawal of Shareholder Proposal

Dear Mr. Benjamin:

This letter is confirmation that I hereby withdraw on behalf of the Missionary Oblates of Mary Immaculate and on behalf of the Maryknoll Sisters of St. Dominic, Inc. the shareholder proposal entitled "Improving Transparency in Credit Rating Process" submitted to The McGraw-Hill Companies, Inc. (the "Company") for consideration at the Company's 2012 Annual Meeting of Shareholders. I understand that withdrawal of this proposal means that it will not be voted on by shareholders at the Company's 2012 Annual Meeting.

Sincerely,

Catherine Rowan — January 12, 2012

Catherine Rowan — Date
Maryknoll Sisters of St. Dominic, Inc.

16063RKB.doc

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 59029-00083

December 23, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.*
Shareholder Proposal of the Missionary Oblates of Mary Immaculate and the Maryknoll Sisters of St. Dominic, Inc.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The McGraw-Hill Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Missionary Oblates of Mary Immaculate and the Maryknoll Sisters of St. Dominic, Inc. (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the board of directors disclose, by September 2012, the reforms undertaken and the changes that are being contemplated to preclude the implication of our company in any future calamitous meltdowns in the financial markets.

A copy of the Proposal and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Proposal Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2011 proxy statement to its shareholders on March 18, 2011. Pursuant to Rule 14a-5(e), the Company disclosed in its 2011 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2012 Annual Meeting of Shareholders. Specifically, page 4 of the Company's 2011 proxy statement (a copy of which is attached to this letter as Exhibit B) states:

> **How do I submit a shareholder proposal for the 2012 Annual Meeting?**
> ...[I]f a shareholder wishes to have a proposal considered for inclusion in next year's Proxy Statement, he or she must submit the proposal in writing so that we receive it by 5:00 p.m. (EDT) on November 19, 2011. Proposals should

be addressed to the Company's Secretary, the McGraw-Hill Companies, Inc., 1221 Avenue of the Americas, New York, New York 10020-1095.

Although the Proponents' respective copies of the Proposal were both mailed November 18, 2011, the Proposal was not delivered to the Company until November 21, 2011. *See* Exhibit C.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 Annual Meeting of Shareholders was held on April 27, 2011, and the Company's 2012 Annual Meeting of Shareholders is scheduled to be held on April 25, 2012. Accordingly, the 2012 Annual Meeting of Shareholders will not be moved by more than 30 days, and thus, the deadline for shareholder proposals is that which is set forth in the Company's 2011 proxy statement. Moreover, the fact that the deadline fell on a Saturday does not change that November 19, 2011 was the correct shareholder proposal deadline under Rule 14a-8. Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") states:

> **If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?**
>
> No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

On numerous occasions, the Staff has strictly enforced the deadline for the submission of proposals and concurred with the exclusion of a shareholder proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the company's principal executive offices after the deadline for submitting shareholder proposals. *See, e.g., Johnson & Johnson* (avail. Jan. 13, 2010) (concurring in the exclusion of a proposal received one day after the submission deadline, even though the deadline fell on a federal holiday); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring in the exclusion of a proposal delivered on the Monday following a Saturday submission deadline); *Datastream Systems, Inc.* (avail. Mar. 9, 2005) (concurring in the exclusion of a proposal delivered two days after the submission deadline due to inclement weather); *The Procter & Gamble Co. (Gaupp)* (avail. Jun. 15, 1983, *recon. denied* Jul. 1, 1983) (concurring in the exclusion of a proposal delivered on the Monday following a Sunday submission deadline and noting in denying reconsideration that the Staff had consistently taken the position that where the submission date is on a weekend, "the proposal must in fact be received by the prior Friday in order to be timely filed"). *See also Principal Financial Group, Inc.* (avail. Jan. 24, 2011) (concurring in the exclusion of a proposal received two days after the submission deadline); *Verizon Communications Inc.* (avail. Jan. 7, 2011) (concurring in the exclusion of a proposal received one day after the submission deadline); *Tyson Foods, Inc.* (avail. Nov. 9, 2009) (concurring in the exclusion of a proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (concurring in the exclusion of a proposal received one day after the submission deadline).

Further, it is the responsibility of the Proponents to submit the Proposal by means that ensure receipt prior to the submission deadline. *See* SLB 14. In this regard, a proposal's date and the date upon which a proposal was sent are irrelevant, as Rule 14a-8(e)(2) specifically defines a timely submission by reference to when a proposal is "received" at the company's principal executive offices. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was dated and mailed five days prior to the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was dated and mailed one week prior to the deadline).

As with the proposals cited above, the Proposal was not received by the Company until after the shareholder proposal deadline set forth in the Company's 2011 proxy statement. Moreover, the Company's receipt of the Proposal two days after the deadline, which fell on a Saturday, does not change the conclusion that the Proposal is excludable because, as stated in SLB 14, "rule 14a-8 proposals received after business reopens [are] untimely."

The Company has not provided the Proponents with the 14-day notice described in Rule 14a-8(f)(1) because such notice is not required if a proposal's defect cannot be cured. As stated in SLB 14, Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2012 Proxy Materials because the Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Scott L. Bennett, the Company's Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Scott L. Bennett, The McGraw-Hill Companies, Inc.
Rev. Seamus P. Finn, Missionary Oblates of Mary Immaculate
Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.

101198480.3

GIBSON DUNN

EXHIBIT A

Missionary Oblates of Mary Immaculate
Justice, Peace & Integrity of Creation Office
United States Province

November 17th 2011

Harold W. McGraw III
CEO
McGraw-Hill, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095

Dear Mr. McGraw

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors– denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion.

The September 2008 near meltdown of the financial system and the ensuing devastation that has been experienced by people and communities across the world has been well documented. We are aware that many companies who are active in the financial sector contributed to this crisis and are particularly concerned about the role that credit rating agencies such as S & P played in the build up to the crisis.

I am hereby authorized to notify you of our intention to file the attached shareholder proposal concerning the credit rating process. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the beneficial owners of 4,000 shares of McGraw Hill Companies Inc. under the name of The United States Province of the Missionary Oblates of Mary Immaculate. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE., Washington, DC 20017, Tel: 202-529-4505 Fax: 202-529-4572
www.omiusajpic.org

Improving Transparency in Credit Rating Process

Whereas faulty ratings of mortgage backed securities misled numerous investors prior to the near financial meltdown in September 2008, that required a historic intervention by the government into the financial system and the infusion of billions of taxpayer dollars into the corporate sector, and was therefore judged to be a major contributor to the financial crisis that followed:

Whereas numerous individual and institutional investors had come to rely on the opinions of credit rating agencies (CRAs) and on the reputation of the three dominant firms in the industry:

Whereas the Financial Crisis Inquiry Commission concluded: "Credit rating agencies were essential cogs in the wheel of financial destruction. The three credit rating agencies were key enablers of the financial meltdown":

Whereas "Credit rating agencies, and in particular, nationally recognized statistical rating organizations ("NRSRO"), have been thought by many to be at the center of much of what went on with the market crisis, particularly in the area of structured products. The agencies have come under significant criticism for their methodologies, lack of procedures and conflicts of interest. " (SEC Actions; This week in Securities Legislation, August 20, 2010)

Whereas the Dodd-Frank Act requires government agencies to replace ratings with another standard of creditworthiness. The rating agencies and industry have not produced a set of standards or criteria to restore public and institutional confidence in their quotations;

Whereas in November, 2011 the European Commission proposed to toughen its regulatory framework in order to deal with outstanding weaknesses such as conflict of interest management, and stated their view that the existing regulatory framework was not good enough despite the adoption of European legislation on credit rating agencies in 2009 and 2010;

Whereas the EU, Japan, India, Australia and Hong Kong have started to regulate CRAs and there is an increasingly material risk of different regulators imposing different standards resulting in reduction of cross- border ratings comparability, (Bruegel Policy Contribution; Issue2011/14, Oct 2011.

Resolved: Shareholders request that the board of directors disclose, by September 2012, the reforms undertaken and the changes that are being contemplated to preclude the implication of our company in any future calamitous meltdowns in the financial markets.

Supporting Statement: An open, transparent, well-regulated financial system is critical to the credit, investing and commerce needs of all stakeholders. Restoring public trust and confidence in our company's credit ratings is a critical component of that system, necessary to the support of economic activities and the protection and promotion of the common good.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 546 2762

November 17, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 4,000 shares of MC GRAW HILL COMPANIES INC and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President - Custody Administration
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

—MARYKNOLL—SISTERS—
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 18, 2011

Harold McGraw III, Chairman of the Board, President & CEO
ATTN: Corporate Secretary
The McGraw-Hill Companies, Inc.,
1221 Avenue of the Americas,
New York, New York 10020-1095.

Dear Mr. McGraw,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of The McGraw Hill Companies, Inc. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership will follow.

As a missionary congregation with Sisters serving in 30 countries, we have seen how volatility in the international financial system affects economically poor communities in developing countries. As shareholders we have been very concerned with the role that Standard & Poor's played leading up to the financial crisis of 2008. Because the regulatory climate for credit rating agencies remains uncertain, we believe it is important for our company to take clear measures to help restore trust and confidence in its ratings.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Rev. Seamus Finn representing the Missionary Oblates of Mary Immaculate (202-269-6715). We look forward to discussing this issue with you and representatives of S&P at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc

Improving Transparency in Credit Rating Process

Whereas faulty ratings of mortgage backed securities misled numerous investors prior to the near financial meltdown in September 2008, that required a historic intervention by the government into the financial system and the infusion of billions of taxpayer dollars into the corporate sector, and was therefore judged to be a major contributor to the financial crisis that followed;

Whereas numerous individual and institutional investors had come to rely on the opinions of credit rating agencies (CRAs) and on the reputation of the three dominant firms in the industry;

Whereas the Financial Crisis Inquiry Commission concluded: "Credit rating agencies were essential cogs in the wheel of financial destruction. The three credit rating agencies were key enablers of the financial meltdown";

Whereas "Credit rating agencies, and in particular, nationally recognized statistical rating organizations ("NRSRO"), have been thought by many to be at the center of much of what went on with the market crisis, particularly in the area of structured products. The agencies have come under significant criticism for their methodologies, lack of procedures and conflicts of interest. " (SEC Actions; This week in Securities Legislation, August 20, 2010)

Whereas the Dodd-Frank Act requires government agencies to replace ratings with another standard of creditworthiness. The rating agencies and industry have not produced a set of standards or criteria to restore public and institutional confidence in their quotations;

Whereas in November, 2011 the European Commission proposed to toughen its regulatory framework in order to deal with outstanding weaknesses such as conflict of interest management, and stated their view that the existing regulatory framework was not good enough despite the adoption of European legislation on credit rating agencies in 2009 and 2010;

Whereas the EU, Japan, India, Australia and Hong Kong have started to regulate CRAs and there is an increasingly material risk of different regulators imposing different standards resulting in reduction of cross- border ratings comparability, (Bruegel Policy Contribution; Issue2011/14, Oct 2011,

Resolved: Shareholders request that the board of directors disclose, by September 2012, the reforms undertaken and the changes that are being contemplated to preclude the implication of our company in any future calamitous meltdowns in the financial markets.

Supporting Statement: An open, transparent, well-regulated financial system is critical to the credit, investing and commerce needs of all stakeholders. Restoring public trust and confidence in our company's credit ratings is a critical component of that system, necessary to the support of economic activities and the protection and promotion of the common good.

GIBSON DUNN

EXHIBIT B

The McGraw-Hill Companies

1221 Avenue of the Americas
New York, NY 10020-1095

Notice of Annual Meeting of Shareholders To Be Held April 27, 2011

The Annual Meeting of Shareholders of The McGraw-Hill Companies, Inc. will be held on Wednesday, April 27, 2011, at 11:00 a.m. (EDT) at the Company's headquarters at 1221 Avenue of the Americas, New York, New York 10020-1095. At the Meeting, shareholders will be asked to:

- elect 12 Directors;
- approve amendments to the Company's Restated Certificate of Incorporation to permit shareholders to call special meetings;
- approve, on an advisory basis, the executive compensation program for the Company's named executive officers as described in this Proxy Statement;
- vote, on an advisory basis, on how often the Company will conduct an advisory vote on executive compensation;
- ratify the appointment of the Company's independent Registered Public Accounting Firm for 2011;
- vote on one shareholder proposal, if properly presented at the Meeting; and
- consider any other business, if properly raised.

You may vote at the Meeting if you were a shareholder of the Company at the close of business on March 7, 2011, the record date for the Meeting.

By Order of the Board of Directors.

Scott L. Bennett
Senior Vice President, Associate General Counsel and Secretary

New York, New York
March 18, 2011

Please sign and return the enclosed proxy card in the postage-paid envelope provided or, if you prefer, please follow the instructions on the enclosed proxy card for voting by telephone or via the Internet. You may access the Company's Investor Relations Web site at www.mcgraw-hill.com/investor_relations for further Internet voting instructions as well as to view the Proxy Statement and Annual Report online.

- **Item Four** – The advisory vote on the frequency of the advisory vote on executive compensation is a non-binding vote and the Company will consider the results of the vote in determining whether to hold the advisory vote on executive compensation every one, two or three years. Abstentions and broker non-votes, if any, will not be counted in favor of any frequency in the vote.
- **Item Five** – The affirmative vote of the holders of a majority of the votes cast is required to ratify the appointment of the Company's independent Registered Public Accounting Firm for 2011. Abstentions and broker non-votes, if any, will not be counted either for or against this proposal.
- **Item Six** – The affirmative vote of the holders of a majority of the votes cast is required to approve the shareholder proposal. Abstentions and broker non-votes, if any, will not be counted either for or against this proposal.

Are abstentions and broker non-votes part of the quorum?

Yes. Abstentions and broker non-votes count as "shares present" at the Annual Meeting for purposes of determining a quorum.

What are broker non-votes?

If your shares are held by a broker, the broker may require your instructions in order to vote your shares. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen depending on the type of proposal. If the proposal is considered "routine" under the rules of the New York Stock Exchange, the broker may vote your shares in its discretion. For other proposals, the broker may not vote your shares without your instructions. When that happens, it is called a "broker non-vote."

Item 2 in this Proxy Statement (amendments to the Company's Restated Certificate of Incorporation) and Item 5 in this Proxy Statement (ratification of the appointment of the Company's independent Registered Public Accounting Firm for 2011) will be considered routine under the rules of the New York Stock Exchange and the broker may vote your shares for these Items in its discretion. The broker is not entitled to vote your shares on the other Items unless the broker has received instructions from you.

Who will count the vote?

Votes at the Annual Meeting will be counted by two independent inspectors of election appointed by the Board.

What if I do not vote for some or all of the matters listed on my proxy card?

If you are a registered shareholder and you return a signed proxy card without indicating your vote for some or all of the matters, your shares will be voted as follows for any matter you did not vote on:

- ***for*** the nominees to the Board listed on the proxy card;
- ***for*** amendments to the Company's Restated Certificate of Incorporation to permit shareholders to call special meetings of shareholders;
- ***for*** approval, on an advisory basis, of the executive compensation program for the Company's named executive officers;
- ***for*** the Company conducting an advisory vote on executive compensation every ***one year***;
- ***for*** the ratification of the appointment of the Company's independent Registered Public Accounting Firm for 2011; and
- ***against*** the shareholder proposal.

How do I submit a shareholder proposal for the 2012 Annual Meeting?

The Company's 2012 Annual Meeting is scheduled for April 25, 2012. There are two different deadlines for submitting shareholder proposals. First, if a shareholder wishes to have a proposal considered for inclusion in next year's Proxy Statement, he or she must submit the proposal in writing so that we receive it by 5:00 p.m. (EDT) on November 19, 2011. Proposals should be addressed to the Company's Secretary, The McGraw-Hill Companies, Inc., 1221 Avenue of the Americas, New York, New York 10020-1095. If you submit a proposal, it must comply with applicable laws, including Rule 14a-8 of the Securities Exchange Act of 1934.

In addition, the Company's By-Laws provide that any shareholder wishing to nominate a candidate for Director or to propose any other